UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                        Omega Healthcare Investors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    681936100
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                                 (CUSIP Number)

                               Kymberlyn J. Irvin
                             Explorer Holdings, L.P.
                                2200 Ross Avenue
                                 Suite 4200 West
                            Dallas, Texas 75201-6799
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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 CUSIP No.   681936100                      13D                Page 2 of 9 Pages
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Explorer Holdings, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       None
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,312,430**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    None
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,312,430**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,312,430**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54.4%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The Reporting Person beneficially owns 12,537,710 shares of common stock and 1,048,420 shares of Series C Convertible Preferred Stock, which Series C shares are convertible into 16,774,720 shares of common stock of Omega. Based upon the number of shares of common stock reported to be outstanding by Omega as of April 12, 2002, all such shares would represent 54.4% of Omega's common stock, after giving effect to the conversion of the Series C Preferred.

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 CUSIP No.   681936100                      13D                Page 3 of 9 Pages
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Explorer Holdings GenPar, LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       None
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,312,430**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    None
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,312,430**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,312,430**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54.4%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  See footnote ** on page 2 of this Schedule 13D/A.

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 CUSIP No.   681936100                      13D                Page 4 of 9 Pages
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Hampstead Investment Partners III, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       None
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,312,430**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    None
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,312,430**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,312,430**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54.4%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  See footnote ** on page 2 of this Schedule 13D/A.

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 CUSIP No.   681936100                      13D                Page 5 of 9 Pages
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Donald J. McNamara
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
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     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       544,772**
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,312,430**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    544,772**
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,312,430**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,857,202**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             55.4%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Mr.McNamara may be deemed to beneficially own, due to his relationship with Explorer Holdings, L.P., the 12,537,710 shares of common stock and 1,048,420 shares of Series C Convertible Preferred Stock owned by Explorer, which Series C shares are convertible into 16,774,720 shares of common stock of Omega. Mr. McNamara also (i) owns 164,349 shares of common stock directly, (ii) holds options for 11,000 shares of common stock, of which 3,666 are exercisable immediately or in the next 60 days, (iii) may be deemed to have beneficial ownership of 1,466 shares of common stock held by a trust established by Mr. McNamara for non-family members of which Mr. McNamara is the trustee, (iv) may be deemed to have beneficial ownership of 7,546 shares of common stock held by a charitable foundation established by Mr. McNamara of which Mr. McNamara has voting and investment control, and
     (v) may be deemed to have beneficial ownership of 367,745 shares of common stock held by a partnership established by Mr. McNamara for the benefit of certain members of Mr. McNamara's family, of which Mr. McNamara may be deemed to have voting or investment power. Based upon the number of shares of common stock reported to be outstanding by Omega as of April 12, 2002, all such shares would represent 55.4% of Omega's common stock, after giving effect to the conversion of the Series C Preferred. Mr. McNamara disclaims beneficial ownership of all shares held by Explorer and the trust, charitable foundation and partnership discussed above.

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 CUSIP No.   681936100                      13D                Page 6 of 9 Pages
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Daniel A. Decker
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |X|
                                                                    (b) | |
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               | |
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES
 BENEFICIALLY                       8,307**
 OWNED BY                   ----------------------------------------------------
 EACH REPORTING               8     SHARED VOTING POWER
 PERSON WITH
                                    29,312,430**
                            ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    8,307**
                            ----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    29,312,430**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,320,737**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    | |
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54.4%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Mr. Decker may be deemed to beneficially own, due to his relationship with Explorer Holdings, L.P., the 12,537,710 shares of common stock and 1,048,420 shares of Series C Convertible Preferred Stock owned by Explorer, which Series C shares are convertible into 16,774,720 shares of common stock of Omega. Mr. Decker also (i) owns 4,641 shares of common stock directly and (ii) holds options for 11,000 shares of common stock, of which 3,666 are exercisable immediately or in the next 60 days. Based upon the number of shares of common stock reported to be outstanding by Omega as of April 12, 2002, all such shares would represent 54.4% of Omega's common stock, after giving effect to the conversion of the Series C Preferred. Mr. Decker also disclaims beneficial ownership of all shares held by Explorer.

     This amendment to Schedule 13D/A amends and supplements the information set forth in the Statement on Schedule 13D filed on May 25, 2000, as amended on April 19, 2001, September 20, 2001, October 29, 2001, November 26, 2001,
February 22, 2002, March 28, 2002, and April 18, 2002 (as amended, the "Statement") by the Reporting Persons.

Item 1. Security and Issuer.

     This amendment relates to the common stock, par value $0.10 (the "Common Stock"), of Omega Healthcare Investors, Inc. (the "Company") and the Series C Convertible Preferred Stock, par value $1.00 (the "Series C Preferred"), of the Company.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following at the end thereof:

     The Reporting Persons have purchased 199,400 additional shares of Common Stock since April 8, 2002. The source of funds for the purchase of these shares was derived from capital contributions from the partners of Explorer Holdings, L.P. ("Explorer").

Item 4. Purpose of Transaction.

     Item 4 is hereby amended to add the following at the end thereof:

     Explorer and the Company amended their Stockholders Agreement (the "Second Amended Stockholders Agreement") as of April 30, 2002 to clarify that Explorer will be entitled to designate to the Board of Directors of the Company that number of directors that is generally proportionate to Explorer's ownership of voting securities of the Company and based on the maximum number of authorized directors from time to time. Under the prior Stockholders Agreement, Explorer was entitled to appoint a fixed number of directors that was proportionate to its ownership interest in the Company based on a maximum size of the Board of ten directors. This provision needed to be changed in light of the Company's proposal to amend the Company's charter and bylaws to increase the maximum number of directors from nine to thirteen. Under the Second Amended Stockholders Agreement, the number of Explorer designees to the Board will in no event exceed the minimum number of directors necessary to constitute a majority of the Board during such period that Explorer owns a majority of the Company's voting securities.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby amended to read in its entirety as follows:

     (a) Each of the Reporting Persons, other than Messrs. McNamara and Decker, beneficially owns 29,312,430 shares of Common Stock, which includes 16,774,720 shares of Common Stock owned by virtue of Explorer's ownership of 1,048,420 shares of Series C Preferred. Based on the number of shares of Common Stock reported to be outstanding as of April 12, 2002, such shares would represent 54.4% of the Company's outstanding shares of Common Stock, after giving effect to the conversion of the Series C Preferred.

     Messrs. Decker and McNamara may be deemed to beneficially own all shares held by Explorer by virtue of their relationship with Explorer and additional shares of Common Stock described on pages 5 and 6 of this Statement.

     Item 5(c) is hereby amended to add the following at the end thereof:

     (c) Explorer has engaged in the following transactions on the New York Stock Exchange since April 8, 2002:

                           Aggregate Number
    Trade Date           of Shares Purchased             Weighted Average Price

    4/08/2002                   22,200                          $5.29
    4/11/2002                  154,600                          $6.10
    4/12/2002                   22,600                          $6.20

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The responses to Items 3, 4 and 5 are incorporated herein by reference, including, in particular, the description of the following document:

     1. Second Amended and Restated Stockholders Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Second  Amended and  Restated  Stockholders  Agreement,  dated as of
            April 30, 2002, by and between Explorer Holdings, L.P. and Omega Healthcare Investors, Inc.

                                   SIGNATURES


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, and agree that this Statement may be filed collectively on behalf of each of the undersigned by Explorer Holdings, L.P., Explorer Holdings GenPar, LLC, Hampstead Investment Partners III, L.P., Donald J. McNamara and Daniel A. Decker.


Date:  May 14, 2002                      EXPLORER HOLDINGS, L.P.

                                         By:  Explorer Holdings GenPar, LLC,
                                              its General Partner


                                         By:  /s/ Kymberlyn J. Irvin
                                              Kymberlyn J. Irvin
                                              Authorized Officer

                                         EXPLORER HOLDINGS GENPAR, LLC

                                         By:  /s/ Kymberlyn J. Irvin
                                              Kymberlyn J. Irvin
                                              Authorized Officer

                                         HAMPSTEAD INVESTMENT PARTNERS III, L.P.

                                         By:  Hampstead Investment Partners III
                                              GenPar, L.P., its General Partner

                                         By:  Hampstead GenPar III, LLC,
                                              its General Partner

                                         By:  /s/ Kymberlyn J. Irvin
                                              Kymberlyn J. Irvin
                                              Authorized Officer


                                              /s/ Kymberlyn J. Irvin*
                                              -------------------------
                                                  Donald J. McNamara


                                              /s/ Kymberlyn J. Irvin*
                                              -------------------------
                                                  Daniel A. Decker

--------------------
*    Pursuant to Power of Attorney previously filed.

                                                                       EXHIBIT A

                           SECOND AMENDED AND RESTATED
                             STOCKHOLDERS AGREEMENT


     SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "Agreement"), dated as of April 30, 2002, between Explorer Holdings, L.P., a Delaware limited partnership ("Stockholder"), and Omega Healthcare Investors, Inc., a Maryland corporation (the "Company").

     WHEREAS, the Company and Stockholder have entered into an Investment Agreement, dated as of October 29, 2001, as amended (the "Investment Agreement"), pursuant to which, among other things, Stockholder acquired shares of common stock, par value $0.10 per share, of the Company (the "Common Stock"), which together with the Series C Preferred Stock held by Stockholder represent a majority of the outstanding Voting Securities (as defined below);

     WHEREAS, upon the closing of the transactions contemplated by the Investment Agreement, the Company and Stockholder entered into an Amended and Restated Stockholders Agreement, dated as of February 20, 2002 (the "Original Agreement"); and

     WHEREAS, the Company and the Stockholder wish to amend the Original Agreement to clarify Stockholder's right to designate directors of the Company and to make certain other changes.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

                                 I. DEFINITIONS

     1.1 Definitions. Capitalized terms used herein and not defined herein will have the meaning set forth in the Investment Agreement. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

     (a) "Affiliate" of any Person means any other Person, that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person; and, for the purposes of this definition only, "control" (including the terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a Person whether through the ownership of securities, by contract or agency or otherwise; provided that the Company and the Stockholder shall not be deemed to be Affiliates of the other for purposes of this Agreement.

     (b) "Assumption Agreement" means an agreement in writing in substantially the form of Exhibit A hereto pursuant to which the party thereto agrees to be bound by the terms and provisions of Sections 2.2, 2.5, 3.1 and 3.2 of this Agreement.

     (c) A Person will be deemed the "beneficial owner" of, and will be deemed to "beneficially own", and will be deemed to have "beneficial ownership" of:

          (i) any securities that such Person or any of such Person's Affiliates is deemed to "beneficially own" within the meaning of Rule 13d-3 under the Exchange Act, as in effect on the date of this Agreement; and

          (ii) any securities (the "underlying securities") that such Person or any of such Person's Affiliates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (written or oral), or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise (it being understood that such Person will also be deemed to be the beneficial owner of the securities convertible into or exchangeable for the underlying securities).

     (d) "Board" means the Board of Directors of the Company.

     (e) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     (f) "Person" means an individual, a corporation, a partnership, a limited partnership, a limited liability company, an association, a trust or other entity or organization, including without limitation a government or political subdivision or an agency or instrumentality thereof.

     (g) "Public Offering" means the sale of shares of any class of Securities to the public pursuant to an effective registration statement (other than a registration statement on Form S-4 or S-8 or any similar or successor form) filed under the Securities Act.

     (h) "Registration Rights Agreement" means the Amended and Restated Registration Rights Agreement, dated as of February 20, 2002, between Stockholder and the Company and any other registration rights agreement entered into in accordance with Article III hereof.

     (i) "Securities" means the Common Stock, the Series C Preferred and all other securities of the Company entitled to vote generally in the election of the directors of the Company, and all other securities convertible into, exchangeable for or exercisable for any such securities (whether immediately or otherwise).

     (j) "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     (k) "Transfer" means a transfer, sale, assignment, pledge, hypothecation or disposition.

     (l) "Voting Securities" means the Common Stock, the Series C Preferred and all other securities of the Company entitled to vote generally in the election of the directors of the Company. For the avoidance of doubt, the Series A Preferred Stock and the Series B Preferred Stock of the Company are not Voting Securities.

        II. GOVERNANCE; RESTRICTIONS ON ACQUISITION OF VOTING SECURITIES

     2.1 Nomination and Voting for Stockholder Designees and Independent Directors. (a) Stockholder will be entitled at Stockholder's election to designate from time to time up to such number (rounded to the nearest whole number) of directors to the Board (the "Stockholder Designees") based on the percentage of the Company's total issued and outstanding Voting Securities beneficially owned by Stockholder on an as-converted basis, not to exceed the minimum number of directors (rounded to the nearest whole number) that represents at least 51% of the total number of directors entitled to be elected to the Board from time to time (including any directors who may then be elected or appointed to fill any vacant seat on the Board that exists from time to time or who may then be elected or appointed pursuant to the terms of any series of preferred stock of the Company); provided that (i) the aggregate number of Stockholder Designees will not exceed the minimum number of directors (rounded to the nearest whole number) that represents at least 51% of the total number of directors entitled to be elected to the Board from time to time (including any directors who may then be elected or appointed to fill any vacant seat on the Board that exists from time to time or who may then be elected or appointed pursuant to the terms of any series of preferred stock of the Company) and (ii) the aggregate number of Stockholder Designees will constitute a majority of the total number of directors on the Board only during such time as Explorer owns at least a majority of the Company's total issued and outstanding Voting Securities. For purposes hereof, directors elected by the holders of the Company's Series C Preferred Stock pursuant to the terms thereof relating to dividend arrearages shall be deemed Stockholder Designees so long as Stockholder beneficially owns at least 66-2/3% of the outstanding Series C Preferred Stock.

     (b) The Company, at each meeting of stockholders of the Company at which directors are elected or pursuant to which such action is to be taken by written consent, will nominate for election as directors of the Company such number of Stockholder Designees such that following such election the Stockholder Designees who are members of the Board represent the aggregate number of Stockholder Designees that Stockholder is permitted to designate pursuant to this Section 2.1. At least 90 calendar days prior to any such meeting or action by written consent, Stockholder will provide the Company with the information required pursuant to Regulation 14A under the Exchange Act with respect to each Stockholder Designee. The Company will solicit proxies from its stockholders for such nominees, vote all proxies in favor of such nominees, except for such proxies that specifically  indicate to the contrary,  and otherwise use its best efforts to cause such nominees to be elected to the Board as herein contemplated. The Company will as promptly as practicable, at the request of Stockholder, take such corporate action (including, without limitation, (i) calling a special stockholders meeting, (ii) increasing the size of the Board, and (iii) filling any vacancy created by such increase in the size of the Board) in order to have the Board constituted in the manner contemplated by this
Section 2.1.

     (c) The Stockholder Designees will be apportioned among the three classes of directors as equal as possible; provided, however, that in the event that the number of Stockholder Designees determined pursuant to Section 2.1 is not evenly divisible by three, such additional Stockholder Designee or Designees shall be nominated to the class or classes of directors with the longest term of office. Each Stockholder Designee will serve until his successor is elected and qualified or until his earlier resignation, retirement, disqualification, removal from office, or death.

     (d) Notwithstanding anything in the Articles of Restatement or bylaws of the Company to the contrary, if any Stockholder Designee ceases to be a director of the Company for any reason, the Company will promptly upon the request of Stockholder cause a person designated by Stockholder to replace such director if Stockholder is so entitled.

     (e) Stockholder agrees to cause a Stockholder Designee to promptly resign in the event Stockholder's beneficial ownership of Voting Securities declines such that Stockholder would no longer have the right to designate such person.

     (f) From and after the date the stockholders of the Company vote to approve the amendment of the Company's Articles of Restatement and bylaws to permit an increase in the size of the Board to more than nine members (the "Stockholder Approval Date"), the Company will take all actions as may be necessary to appoint C. Taylor Pickett to the Board. Prior to the Stockholder Approval Date, the Company covenants that the total number of seats on the Board (including any vacant seats) will in no event exceed nine unless otherwise requested in writing by Stockholder or as provided pursuant to the terms of the Series A, B or C Preferred Stock in effect on the date hereof. After the Stockholder Approval Date, the Company covenants that the total number of seats on the Board
(including any vacant seats) will in no event exceed ten unless otherwise requested in writing by Stockholder or as provided pursuant to the terms of the Series A, B or C Preferred Stock in effect on the date hereof.

     (g) Except as may otherwise be required under the rules of The New York Stock Exchange or the SEC or as may be agreed to by a majority of the Stockholder Designees, at all times after the date hereof, the Company will take such action to ensure that the Stockholder Designees are represented on each committee of the Board in at least the same proportion as their representation on the entire Board and that each committee will consist of at least three members, other than any committee comprised solely of Non-Stockholder Designees established for the purpose of considering transactions in which the Stockholder or its Affiliates or Associates have an interest different from other stockholders of the Company.

     2.2 Voting for Other Directors. (a) For as long as Stockholder beneficially owns at least 15.0% of the issued and outstanding Voting Securities on an as-converted basis, Stockholder will vote all Voting Securities that it beneficially owns to elect as directors (i) three Independent Directors and (ii) from and after the date the Board is increased to ten members, one additional Person who is not an Affiliate or Associate of Stockholder or its Affiliates or Associates (other than the Company) (such designees, "Non-Stockholder Designees").

     (b) The Company shall use its best efforts to cause the Non-Stockholder Designees selected in accordance with this Section 2.2 to serve on the Board. The Company, at each meeting of stockholders of the Company at which directors are elected or pursuant to which such action is to be taken by written consent, will nominate for election as directors of the Company such number of Non-Stockholder Designees such that following such election the Non-Stockholder Designees who are members of the Board represent the aggregate number of Non-Stockholder Designees that are to be elected in accordance with this Section
2.2. The Company will solicit proxies from its stockholders for such nominees, vote all proxies in favor of such nominees, except for such proxies that specifically indicate to the contrary, and otherwise use its best efforts to cause such nominees to be elected to the Board as herein contemplated. Notwithstanding anything in the Articles of Restatement or bylaws of the Company to the contrary, in the event any Non-Stockholder Designee shall be unable to serve as a director, a replacement for such director shall be designated in the same manner as set forth in this Section 2.2.

     (c) "Independent Director" shall mean a Person who (i) satisfies the qualification requirements as an "independent" director and as a member of the audit committee of the Company under the rules and regulations of The New York Stock Exchange and (ii) is not an Affiliate of Stockholder.

     2.3 Other Voting Rights. Stockholder and the Company agree that under applicable law, including without limitation Section 2-419 of the MGCL, and pursuant to the Company's constituent documents, neither the Stockholder nor the Stockholder Designees would be precluded, and the Company agrees that it will not assert that the Stockholder or any of the Stockholder Designees is precluded, from voting with respect to any transaction involving Stockholder following appropriate disclosure to the then directors of any circumstances that could provide the basis for an assertion of a conflict of interest.

     2.4 Access. The Company will, and will cause its subsidiaries and each of the Company's and its subsidiaries' officers, directors, employees, agents, representatives, accountants and counsel to: (a) afford the officers, employees and authorized agents, accountants, counsel, financing sources and representatives of Stockholder reasonable access, during normal business hours, to the offices, properties, other facilities, books and records of the Company and each subsidiary and to those officers, directors, employees, agents, accountants and counsel of the Company and of each subsidiary who have any knowledge relating to the Company or any subsidiary and (b) furnish to the officers, employees and authorized agents, accountants, counsel, financing sources and representatives of Stockholder, such additional financial and operating data and other information regarding the assets, properties and goodwill of the Company and its subsidiaries (or legible copies thereof) as Stockholder may from time to time reasonably request (other than information and material from the Company's counsel which is subject to the attorney/client privilege, which information and material shall be made available to the Stockholder Designees in their capacity as members of the Board).

     2.5 Restriction on Acquisition of Voting Securities. Except in connection with the acquisition of Voting Securities in a transaction approved by a committee of the Board, all of the members of which committee shall consist of Non-Stockholder Designees, Stockholder will not purchase or otherwise acquire beneficial ownership of more than 80% of the Voting Securities then issued and outstanding on an as-converted basis. Notwithstanding the foregoing, Stockholder shall not be in breach of this Section 2.5 as the result of (i) an acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increases the proportionate number of Voting Securities beneficially owned by Stockholder in excess of 80% of the Voting Securities then issued and outstanding on an as-converted basis, (ii) the acquisition by
Stockholder  of newly issued Voting  Securities  directly  from the Company,  or
(iii) any increase in the number of Voting Securities beneficially owned by Stockholder as a result of the anti-dilution provisions of any Voting
Securities. This Section 2.5 will immediately terminate if a third party publicly announces an intent to effect a transaction, "commence a tender offer" (within the meaning of Rule 14d-2 under the Exchange Act), or enter into an agreement contemplating the acquisition of, 20% or more of the Voting Securities then issued and outstanding on an as-converted basis.

                          III. TRANSFER OF SECURITIES

     3.1 Transfer of Voting Securities by Stockholder. (a) Stockholder agrees that Stockholder will not Transfer Voting Securities beneficially owned by it, the effect of which would cause the transferee to acquire beneficial ownership of 10% or more of the Voting Securities then-outstanding on an as-converted basis (other than to any Affiliate of Stockholder), unless, prior to such Transfer (i) notice of such Transfer is given to the Company and (ii) the Person to whom such Voting Securities are to be Transferred enters into an Assumption Agreement.

     (b) In the event of any purported Transfer by Stockholder of any Voting Securities not made in compliance with this Section 3.1, such purported Transfer will be void and of no effect and the Company will not give effect to such Transfer. The Company shall be entitled to treat the prior owner as the holder of any such Securities not Transferred in accordance with this Agreement.

     3.2 Legend. Each certificate representing Securities issued to Stockholder will bear a legend on the face thereof substantially to the following effect (with such additions thereto or changes therein as the Company may be advised by counsel are required by law (the "Legend")):

     "THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER THAT ACT OR ANY OTHER APPLICABLE LAW OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE."

     "THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT, DATED APRIL 30, 2002, BETWEEN THE COMPANY AND EXPLORER HOLDINGS, L.P., A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT."

     The Legend will be removed by the Company promptly following the delivery of a legal opinion from counsel to the Stockholder to the effect that such legend is no longer required for purposes of applicable securities laws. In connection with the foregoing, the Company agrees that, if the Company is required to file reports under the Exchange Act, for so long as and to the extent necessary to permit the Stockholder to sell any Securities pursuant to Rule 144, the Company will use its reasonable efforts to file, on a timely basis, all reports required to be filed with the SEC by it pursuant to Section 13 of the Exchange Act, furnish to the Stockholder upon request a written statement as to whether the Company has complied with such reporting requirements during the 12 months preceding any proposed sale under Rule 144 and otherwise use its reasonable efforts to permit such sales pursuant to Rule 144.

     3.3 Transfers of Voting Securities by Stockholder. The Company and its transfer agent may not refuse to Transfer any Voting Securities, passing either by voluntary Transfer or by operation of law, by Stockholder if such Transfer
(i) complies with Section 3.1 hereof and (ii) would not, in the written opinion of counsel to Stockholder reasonably acceptable to the Company, disqualify the Company as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended.

     3.4 Registration Rights. Upon consummation of any Transfer of Securities constituting 5% or more of the Securities (other than a Transfer in a Public Offering or pursuant to Rule 144 under the Securities Act) on an as-converted, fully diluted basis, the Company will enter into a registration rights agreement in favor of such transferee substantially in the form of the Registration Rights Agreement, with such modifications thereto as are acceptable to such transferee that do not materially increase the Company's obligations thereunder (excluding the effects of multiple parties); provided, however, that in no event will the Company be required to grant more than one demand registration right for every 5% of Securities then outstanding involved in such Transfer of Securities.

                               IV. MISCELLANEOUS

     4.1 Termination. (a) The provisions of this Agreement will terminate, and be of no further force or effect (other than with respect to prior breaches), on February 20, 2007.

     (b) Any portion or all of this Agreement will terminate and be of no further force and effect upon written agreement of the parties to that effect.

     4.2 Specific Performance. The parties agree that any breach by either of them of any provision of this Agreement would irreparably injure the Company or the Stockholder, as the case may be, and that money damages would be an inadequate remedy therefor. Accordingly, the parties agree that the other party will be entitled to one or more injunctions enjoining any such breach and requiring specific performance of this Agreement and consent to the entry thereof, in addition to any other remedy to which such other party is entitled at law or in equity.

     4.3 Notices. All notices, requests and other communications to either party hereunder will be in writing (including telecopy or similar writing) and will be given:

                  If to the Company, to:
                  ---------------------

                      Omega Healthcare Investors, Inc.
                      9690 Deereco Road, Suite 100
                      Timonium, Maryland 21093
                      Attention:  Chief Financial Officer
                      Fax: (734) 887-0388

                  with a copy to:
                  --------------

                      Powell, Goldstein, Frazer & Murphy LLP
                      191 Peachtree Street, N.E.
                      Suite 1600
                      Atlanta, Georgia 30303
                      Attention:  Rick Miller or
                      Eliot Robinson
                      Fax: (404) 572-6999

                  If to Stockholder, to:
                  ---------------------

                      Explorer Holdings, L.P.
                      c/o The Hampstead Group, L.L.C.
                      4200 Texas Commerce Tower West
                      2200 Ross Avenue
                      Dallas, Texas 75801
                      Attention:  Kymberlyn J. Irvin
                      Fax: (214) 220-4949

                  with a copy to:
                  --------------

                      Jones, Day, Reavis & Pogue
                      222 East 41st Street
                      New York, New York  10017
                      Attention:  Thomas W. Bark
                      Fax:  (212) 755-7306

or such other address or telecopier number as such party may hereafter specify by notice to the other party hereto. Each such notice, request or other communication shall be effective only when actually delivered at the address specified in this Section 4.3, if delivered prior to 5:00 (local time) and such day is a Business Day, and if not, then such notice, request or other communication shall not be effective until the next succeeding Business Day.

     4.4 Amendments: No Waivers. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Stockholder, or in the case of a waiver, by the party against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by law.

     4.5 Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that none of the parties may assign, delegate or otherwise transfer any of their rights or obligations under this Agreement without the written consent of the other party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     4.6 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement will become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

     4.7 Entire Agreement. This Agreement, the Investment Agreement, the Registration Rights Agreement and the documents contemplated thereby (and all schedules and exhibits thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect thereto.

     4.8 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

     4.9 Calculation of Beneficial Ownership. Any provision in this Agreement that refers to a percentage of Voting Securities shall be calculated based on the aggregate number of issued and outstanding shares of Common Stock at the time of such calculation (including any shares of Common Stock that would then be issuable upon the conversion of the Series C Preferred or any outstanding convertible security), but shall not include any shares of Common Stock issuable upon any options, warrants or other securities that are exercisable for Common Stock.

     4.10 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

     4.11 Jurisdiction; Consent to Service of Process. (a) Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any state or federal court located in the State of Delaware (as applicable, a "Delaware Court"), and any appellate court from any such court, in any suit, action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment resulting from any such suit, action or proceeding, and each party hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in the Delaware Court.

     (b) It will be a condition precedent to each party's right to bring any such suit, action or proceeding that such suit, action or proceeding, in the first instance, be brought in the Delaware Court (unless such suit, action or proceeding is brought solely to obtain discovery or to enforce a judgment), and if each such court refuses to accept jurisdiction with respect thereto, such suit, action or proceeding may be brought in any other court with jurisdiction.

     (c) No party may move to (i) transfer any such suit, action or proceeding from the Delaware Court to another jurisdiction, (ii) consolidate any such suit, action or proceeding brought in the Delaware Court with a suit, action or proceeding in another jurisdiction, or (iii) dismiss any such suit, action or proceeding brought in the Delaware Court for the purpose of bringing the same in another jurisdiction.

     (d) Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, (i) any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Delaware Court,
(ii) the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court, and (iii) the right to object, with respect to such suit, action or proceeding, that such court does not have jurisdiction over such party. Each party irrevocably consents to service of process in any manner permitted by law. Notwithstanding the foregoing, this
Section 4.11 will not apply to (x) any suit, action or proceeding by a party seeking indemnification or contribution pursuant to this Agreement or otherwise in respect of a suit, action or proceeding against such party by a third party if such suit, action or proceeding by such party seeking indemnification or contribution is brought in the same court as the suit, action or proceeding against such party or (y) any suit, action or proceeding to enforce a judgment of a Delaware Court.

     4.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM, WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY, ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT.

     4.13 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

                            [Signature page follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                                         EXPLORER HOLDINGS, L.P.

                                         By:  EXPLORER HOLDINGS GENPAR, L.L.C.,
                                              its General Partner



                                         By:  /s/ Kymberlyn J. Irvin
                                              --------------------------
                                              Kymberlyn J. Irvin
                                              Vice President


                                         OMEGA HEALTHCARE INVESTORS, INC.



                                         By:  /s/ C. Taylor Pickett
                                              ---------------------
                                              C. Taylor Pickett
                                              Chief Executive Officer

                                                                       EXHIBIT A

                          Form of Assumption Agreement

     The undersigned hereby agrees, effective as of the date hereof, to become a party to, and be bound by the provisions of, Sections 2.2, 2.5, 3.1 and 3.2 of that certain Second Amended and Restated Stockholders Agreement (the
"Agreement"), dated as of April 30, 2002, by and between Omega Healthcare Investors, Inc. and Explorer Holdings, L.P. and for all purposes of such sections of the Agreement, the undersigned shall be included within the term "Stockholder" (as defined in the Agreement). The address and facsimile number to which notices may be sent to the undersigned is as follows:


         ----------------------------
         ----------------------------
         Facsimile No._______________




                                         [Name]


                                         By:  _____________________________
                                              Name:
                                              Title: